UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong

+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

October 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,908,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,908,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.5%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Double Double Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 775,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 775,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 775,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Point Forward Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,986,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,986,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 5.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,683,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,683,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,683,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.5%(2)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,683,726 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,683,726 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,683,726 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.5%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,316,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,316,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. CCM CB I Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,000 Ordinary Shares (See Item 5) (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,000 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,991 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.7%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,269 Ordinary Shares (See Item 5)
	8.	Shared Voting Power 10,669,991 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 28,269 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 10,669,991 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,698,260 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 27.7%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 28,269 Ordinary Shares directly held by Mr. David Hui Li and (ii) 10,669,991 Ordinary Shares deemed to be beneficially owned by Mr. Li, through Beachhead, Double Double and Point Forward.
(2)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 14”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019, by Amendment No. 6 filed on September 19, 2019, by Amendment No. 7 filed on November 18, 2019, by Amendment No. 8 filed on January 24, 2020, by Amendment No. 9 filed on March 20, 2020, by Amendment No. 10 filed on April 10, 2020, by Amendment No. 11 filed on May 1, 2020, by Amendment No. 12 filed on May 7, 2020, and by Amendment No. 13 filed on September 17, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 26, 2020, each of Double Double and Point Forward entered into an amendment No. 3 to the PWM SPA (collectively, the “PWM SPA Amendments No. 3” and each a “PWM SPA Amendment No. 3”) with PWM, respectively, pursuant to which each of Double Double and Point Forward agreed to pay to PWM an additional amount equal to the product of US$19.00 multiplied by (b) the number of Ordinary Shares purchased by it pursuant to the terms and conditions of the PWM SPA, and as applicable, the Double Double Assignment Agreement or the Point Forward Assignment Agreement, and the post-closing price adjustment provisions of the PWM SPA were deleted in their entirety with Double Double and Point Forward and their affiliates having no obligations or liabilities under such provisions.

On October 26, 2020, Point Forward entered into an amendment No. 2 to the Parfield SPA (the “Parfield SPA Amendment No. 2”) with Parfield and Amplewood, pursuant to which Point Forward agreed to pay to Parfield and Amplewood an additional amount equal to the product of US$19.00 multiplied by (b) the number of Ordinary Shares purchased by it pursuant to the terms and conditions of the Parfield SPA and the Parfield Assignment Agreement, and the post-closing price adjustment provisions of the Parfield SPA were deleted in their entirety with Point Forward and its affiliates having no obligations or liabilities under such provisions.

On October 26, 2020, Biomedical Treasure Limited (“Biomedical Treasure”), Biomedical Future Limited (“Biomedical Future”) and Biomedical Development Limited (“Biomedical Development”) executed a deed of adherence (the “Management Adherence Deed”) in accordance with the Consortium Agreement, pursuant to which each of Biomedical Treasure, Biomedical Future and Biomedical Development became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

On October 26, 2020, Double Double entered into a share purchase agreement with Biomedical Development (the “Additional Centurium SPA”). Pursuant to, and subject to the terms and conditions of, the Additional Centurium SPA, Double Double agreed to sell to Biomedical Development 775,000 Ordinary Shares, at the per Ordinary Share purchase price of US$120.00. The first closing of the purchase and sale of 416,667 Ordinary Shares subject to the terms and conditions of the Additional Centurium SPA shall take place on the date that is the third business day following the satisfaction or waiver of the customary first closing conditions contained in the Additional Centurium SPA or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the later of (i) the fifth business day after the date that is 30 days following the date on which a transaction statement on Schedule 13E-3 in respect of the transactions contemplated by the Additional Centurium SPA is filed with the SEC and (ii) the fifth business day after the date that is 20 days following the date that such Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act. The second closing of the purchase and sale of 358,333 Ordinary Shares subject to the terms and conditions of the Additional Centurium SPA shall take place on the later of (i) the fifth business day following the satisfaction or waiver of the customary second closing conditions contained in the Additional Centurium SPA and (ii) the three-month anniversary of the date of the Additional Centurium SPA, or such earlier date designated by Biomedical Development.

On the same day, Cross Mark Limited, a substantial shareholder of PWM, executed and delivered a voting undertaking to PWM (the “Merger Voting Undertaking”) pursuant to and subject to the terms and conditions of which, Cross Mark Limited agreed to, among other things, at any extraordinary general meeting of shareholders of PWM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve and enable PWM to vote the Ordinary Shares and other equity securities of the Issuer held by PWM in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Transaction; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s obligations in connection with the Merger Agreement and the transactions contemplated thereby, including the Transaction; and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to its obligation of sharing a portion of costs and expenses incurred by the Buyer Consortium (including any termination fee payable to the Issuer pursuant to the Merger Agreement) or any other arrangements in connection with the Transaction as agreed by PWM and such other parties.

On October 26, 2020, in connection with the transactions contemplated by the Additional Centurium SPA, those certain share purchase agreements, dated as of October 26, 2020, by and between PWM and each of Biomedical Treasure, Biomedical Future and 2019B Cayman (collectively, “Additional PWM SPAs”) and that certain share purchase agreement, dated as of October 26, 2020, by and between Parfield and 2019B Cayman (the “Additional Parfield SPA”), and in consideration for the Merger Voting Undertaking and certain other voting undertakings issued by Cross Mark Limited in favor of PWM in connection with the transactions contemplated by the Additional PWM SPAs, Beachhead, Double Double, Point Forward and PWM granted an irrevocable written consent pursuant to the Consortium Agreement (including, but not limited to, Section 4.4(a) and Section 4.7 thereof) for the purposes of permitting, among other things, the entry into the Additional PWM SPAs, the Additional Centurium SPA, the Additional Parfield SPA and the Management Adherence Deed by the relevant parties thereto, and the performance of their respective obligations thereunder by such relevant parties.

In connection with the entry into the Management Adherence Deed, the Additional Centurium SPA, the Additional PWM SPAs and the Additional Parfield SPA, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, entered into by and between PWM and the Issuer, and (ii) (A) that certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Management Adherence Deed, the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA.

References to the Management Adherence Deed, the Additional Centurium SPA, the PWM SPA Amendments No. 3 and the Parfield SPA Amendment No. 2 in this Amendment No. 14 are qualified in their entirety by reference to the Management Adherence Deed, the Additional Centurium SPA, the PWM SPA Amendments No. 3 and the Parfield SPA Amendment No. 2, copies of which are attached hereto as Exhibits 1, 2, 3 and 4 incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Management Adherence Deed, the Additional Centurium SPA, the PWM SPA Amendments No. 3 and the Parfield SPA Amendment No. 2 under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Management Adherence Deed, dated as of October 26, 2020, by Biomedical Treasure, Biomedical Future and Biomedical Development.

Exhibit 2 Additional Centurium SPA, dated as of October 26, 2020, by and between Double Double and Biomedical Development.

Exhibit 3 PWM SPA Amendments No. 3, dated as of October 26, 2020, by and between PWM and each of Double Double and Point Forward, respectively

Exhibit 4 Parfield SPA Amendment No. 2, dated as of October 26, 2020, by and among Parfield, Amplewood and Point Forward

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2020

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

POINT FORWARD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I, L.P.

By:	CCM CB I Limited, GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CCM CB I Limited

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li